EXHIBIT 4
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                            JOHN A. LEVIN & CO., INC.
                              ONE ROCKEFELLER PLAZA
                                   25TH FLOOR
                               NEW YORK, NY 10020
                                 (212) 332-8400

                                                              August 23, 2005

Members of the Special Committee
    of the Board of Directors
c/o ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin 54304

Dear Members of the Special Committee:

We have reviewed your response letter to us of August 1 as well as the definitive proxy statement and Schedule 13E-3 filing relating to the pending sale of the Company and the Company's August 18th earnings release. In response we wish to make the following points:

(1) Most importantly, we remain opposed to the Goldner Hawn transaction as $23 of the $24 consideration would be funded by debt borrowed largely against shareholders own real estate assets, which we believe demonstrates that the value of the Company clearly exceeds $24 per share.

(2) It appears that the Company's net debt has decreased from $296 million to $241 million(1) in just the last few months, seemingly reducing the cash needed by Goldner Hawn to consummate its acquisition of the Company by $55 million. In light of the fact that the Goldner Hawn transaction contemplates a mere $30 million of equity, this would appear to not only negate the need for any equity contribution by Goldner Hawn and Jack Eugster, but even potentially allow Goldner Hawn and Jack Eugster to pay themselves a $25 million cash dividend upon closing. This only further underscores what we believe to be the grossly inadequate price for which the Special Committee has agreed to permit the sale of the Company to a group that includes the Company's former Chairman of the Board.

(3) It also appears to us, based on a comparison of the April 2nd presentation made to the Special Committee by its financial advisor and the Company's definitive proxy statement, that the transaction fees associated with the pending sale transaction have declined from an initial estimate of $116 million(2) to $90 million(3). This $26 million savings, on top of the reduction of $55 million in net debt, represents $81 million less cash needed against what is a planned equity contribution of just $30 million. Why doesn't the Special Committee believe these reductions in net debt and deal cost savings should benefit the Company's stockholders? Furthermore, we would like to know if any portion of the $90 million in deal fees is being paid to Goldner Hawn in its capacity as the sponsor of the pending transaction.

(4) We note that in the Company's August 18th earnings release it was indicated that capital expenditures for fiscal 2005 are now estimated at $35 million. This is a reduction of $32 million when compared to management's March 2005 projection of $67 million(4). This reduction will effectively double the estimate of the Company's free cash flow utilized by the Special Committee's own financial advisors. Based on just the three factors outlined above, we question how the Special Committee can continue to conclude that the sale of the Company at a price of $24 per share to Goldner Hawn and Jack Eugster is in the best interests of the Company's shareholders.

(5) We disagree with the counsel your financial advisors have provided you; specifically, that a recapitalized ShopKo would have resulted in lower shareholder value. They conclude that leveraging the Company would have caused the Company to have a zero or negative equity valuation under several of their scenarios. They arrive at this valuation by assigning a multiple of EBITDA to the Company and concluding that the resulting value would not have exceeded the debt load on the levered recapitalized company. However, even their own analysis shows that a recapitalized Company would still generate significant free cash flow over the next five years -- at least $29 million(5) per year (twice that amount if capital expenditures are kept to the 2005 levels estimated by the Company in its August 18th earnings release). We are at a loss to understand how a recapitalized Company that generates free cash flow can have a negative valuation.

(6) We see no reason why many of the risks associated with a recapitalization which you cite to justify a sale instead of a recapitalization would apply to a levered public company any more than to a levered private company. In particular, we believe:

            o A similarly capitalized public and private company should have few or no differences in the way they negotiate with vendors.

            o The execution risks for public and private companies with similar debt loads should not be materially different.

            o Both a private and public company would have similar debt refinancing risks.

            o A public company should not be at a disadvantage to a private company for the design and implementation of competitive management compensation arrangements.

(7) We wish to note that our previous letter to you was not a recapitalization proposal (nor meant to suggest that a special dividend of exactly $23 per share would have necessarily achieved the greatest achievable shareholder value). It was simply meant to illustrate what we believe are the inadequate economics of the Goldner Hawn transaction and to demonstrate one of many alternative scenarios that should have been considered by the Board. Although a recapitalization entails risk, it is our firm belief that a leveraged recapitalization, even with a special dividend of less than $23 per share, would have been likely to deliver value to the Company's stockholders in excess of the $24 per share that will be received by Company stockholders if the pending sale of the Company is permitted to be consummated.

(8) Finally, we call on the Company to make public the results of the appraisal of its real estate so that shareholders are able to vote on the Goldner Hawn transaction on a fully informed basis. We are left to only wonder why the Company has not elected to do so, but is rather keeping this information from its own shareowners.


Unfortunately, we remain unable to support the proposed sale of the company to Goldner Hawn and Jack Eugster and intend to vote against it at the September 14 meeting of stockholders. We hope that the Special Committee and the Board will take our concerns into account, and that you recognize the value of ShopKo as much as we do.


Sincerely,


/s/ Jonathan Reiss                    /s/ Rosty Raykov
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Jonathan Reiss                        Rosty Raykov
Portfolio Manager                     Portfolio Manager


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(1)  From ShopKo 2Q05 earnings press release on August 18, 2005, compared to
     Balance Sheet, ShopKo F1Q05 10-Q.
(2) From page 29, GHJM Proposed Structure-Use of Funds, of the Merrill Lynch Discussion Materials to the Special Committee on April 2, 2005.
(3) From page 75 of the Definitive Proxy, Estimated Fees and Expenses of the Merger, filed on August 9, 2005.
(4) From page 87 of the Definitive Proxy, March 2005 Projections-Base Case, filed on August 9, 2005.
(5) From page 2 of Discussion Materials prepared by Merrill Lynch, Amendment No. 2, Schedule 13E-3, filed on August 3, 2005.